Exhibit 99.2

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED FINANCIAL DATA

AS OF JUNE 30, 2009

INDEX

Page

Interim Consolidated Balance Sheets	F-2-F-3

Interim Consolidated Income Statements	F-4

Interim Consolidated Comprehensive Income Statement	F-5

Interim Statement of Changes to Shareholders Equity	F-6-F-7

Interim Consolidated Statements of Cash Flows	F-8-F-10

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	June 30	December 31	June 30
	2009	2008	2009
	(Unaudited)	(Audited)	(Unaudited)
			Convenience translation
	(in thousand NIS)		US$'000
Current Assets
Cash and cash equivalents	1,321,871	1,690,433	337,298
Short-term deposits and investments	417,978	408,719	106,654
Trade accounts receivables	56,006	34,740	14,291
Other receivables	158,599	134,194	40,469
Prepayments and other assets	399,250	404,613	101,875
Inventories	43,792	38,176	11,175
Trading property	4,030,441	3,279,775	1,028,436
Non-current assets classified as held for sale	9,112	9,043	2,325

	6,437,049	5,999,693	1,642,523

Non-Current Assets
Deposits, loans and other long-term balances	769,795	783,568	196,426
Investments in associates	49,742	46,655	12,693
Property, plant and equipment	1,708,697	1,618,253	436,004
Investment property and payment on account of investment property	81,822	78,897	20,878
Other assets and deferred expenses	133,994	118,064	34,191
Intangible assets	47,347	46,582	12,081

	2,791,397	2,692,019	712,273

	9,228,446	8,691,712	2,354,796

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	June 30	December 31	June 30
	2009	2008	2009
	(Unaudited)	(Audited)	(Unaudited)
			Convenience translation
	(in thousand NIS)		US$'000

Current Liabilities
Short-term credits	1,344,020	1,255,018	342,950
Suppliers and service providers	179,637	214,461	45,838
Payables and other credit balances	260,824	217,704	66,553
Other liabilities	111,865	105,246	28,544
Liabilities associated with non-current assets
classified as held for sale	30,011	29,186	7,658

	1,926,357	1,821,615	491,543

Non-Current Liabilities
Borrowings	4,795,739	4,258,639	1,223,715
Other long-term financial liabilities	114,112	93,121	29,117
Other long-term liabilities	15,550	15,440	3,968
Deferred taxes	38,707	65,114	9,877

	4,964,108	4,432,314	1,266,677

Shareholders' Equity
Share capital and share premium	853,322	853,322	217,740
Reserves	(194,302)	(301,732)	(49,580)
Retained earnings	774,473	960,621	197,620
Treasury stock	(138,519)	(138,519)	(35,345)

Attributable to equity holders of the Company	1,294,974	1,373,692	330,435
Minority interest	1,043,007	1,064,091	266,141

	2,337,981	2,437,783	596,576

	9,228,446	8,691,712	2,354,796

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months period Ended June 30,		Year ended December 31,	Six months period ended June 30,
	2009	2008	2008	2009
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience translation
	(in thousand NIS)			US$'000

Revenues and gains
Commercial centers	41,900	426,374	524,163	10,691
Hotels operations and management	188,919	190,220	384,220	48,206
Sale of medical systems	24,518	28,914	38,076	6,256
Gains from change of shareholding in subsidiaries	78,258	-	49,122	19,969
Sale of fashion merchandise	49,775	45,969	102,736	12,701

	383,370	691,477	1,098,317	97,823

Expenses and losses
Commercial centers	88,389	319,206	432,760	22,554
Hotels operations and management	175,365	166,687	354,850	44,747
Cost and expenses of medical systems operation	33,295	29,257	55,469	8,496
Cost of fashion merchandise	56,712	53,660	118,040	14,471
Research and development expenses	33,358	33,779	68,759	8,512
General and administrative expenses	33,851	27,344	54,944	8,638
Share in losses of associates, net	7,510	7,820	12,952	1,916
Financial expenses	128,679	117,520	296,527	32,835
Financial income	(50,268)	(36,215)	(135,278)	(12,827)
Change in fair value of financial instruments measured
at fair value through profit and loss	88,549	(75,845)	(225,244)	22,595
Other expenses, net	60,730	(933)	68,797	15,496

	656,170	642,280	1,102,576	167,433

Profit (loss) before income taxes	(272,800)	49,197	(4,259)	(69,610)
Income taxes (tax benefit)	(30,032)	(271)	24,736	(7,663)

Profit (loss) from continuing operations	(242,768)	49,468	(28,995)	(61,947)
Profit from discontinued operation, net	(538)	2,992	4,934	(137)

Profit (loss) for the period	(243,306)	52,460	(24,061)	(62,084)

Attributable to:
Equity holders of the Company	(186,147)	(11,593)	(103,714)	(47,499)
Minority interest	(57,159)	64,053	79,653	(14,585)

	(243,306)	52,460	(24,061)	(62,084)

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

	Six months period Ended June 30,		Year ended December 31,	Six months period ended June 30,
	2009	2008	2008	2009
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience translation
	(in thousand NIS)			US$'000

Profit (loss) for the period	(243,306)	52,460	(24,061)	(62,084)

Exchange differences arising from translation of
foreign operations	142,791	(399,427)	(453,305)	36,436
Gain(loss) from cash flow hedge	399	15,338	(49,970)	102
Gain(loss) from available for sale investments	578	-	(5,929)	147

	143,768	(384,089)	(509,204)	36,685

Comprehensive loss	(99,538)	(331,629)	(533,265)	(25,399)

Attributable to:
Equity holders of the Company	(87,307)	(309,146)	(508,007)	(22,278)
Minority interest	(12,231)	(22,483)	(25,258)	(3,121)

	(99,538)	(331,629)	(533,265)	(25,399)

ELBIT IMAGING LTD.
INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Attributable to the shareholders of the parent company
	Share capital	Sshare premium	Foreign currency translation adjustments	Hedging reserves	Available for sale reserve	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority interest	Total shareholders equity
	(In thousand NIS)

Balance -
January 1, 2008 (Audited)	38,032	815,275	45,872	12,848	-	32,909	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002

Comprehensive income (loss)	-	-	(350,242)	(49,970)	(4,081)	-	(103,714)	(508,007)	-	-	(508,007)	(25,258)	(533,265)
Dividend paid	-	-	-	-	-	-	(168,064)	(168,064)	-	-	(168,064)	-	(168,064)
Issuance of shares to the
minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,860	5,860
Repayment of loans as a result
of the realization by
employees of rights to shares	-	-	-	-	-	-	-	-	-	3,394	3,394	-	3,394
Stock-based compensation
expenses	-	-	-	-	-	10,931	-	10,931	-	-	10,931	56,163	67,094
Dividend to the minority	-	-	-	-	-	-	-	-	-	-	-	(97,770)	(97,770)
Purchase of the minority
interest	-	-	-	-	-	-	-	-	-	-	-	(68,468)	(68,468)
Employee share premium	-	16	-	-	-	-	-	16	-	(16)	-	-	-

December 31, 2008 (Audited)	38,032	815,291	(304,370)	(37,122)	(4,081)	43,840	960,621	1,512,211	(138,519)	-	1,373,692	1,064,091	2,437,783

Comprehensive income (loss)	-	-	98,014	399	428	-	(186,148)	(87,307)	-	-	(87,307)	(12,231)	(99,538)
Stock-based compensation
expenses	-	-	-	-	-	8,589	-	8,589	-	-	8,589	22,480	31,069
Initially consolidated
subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,993	5,993
Issuance of shares to the
minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	61,141	61,141
Purchase of the minority
interest	-	-	-	-	-	-	-	-	-	-	-	(98,467)	(98,467)

June 30, 2009 (unaudited)	38,032	815,291	(206,356)	(36,723)	(3,653)	52,429	774,473	1,433,493	(138,519)	-	1,294,974	1,043,007	2,337,981

Balance -
January 1, 2008 (Audited)	38,032	815,275	45,872	12,848	-	32,909	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002

Comprehensive income (loss)	-	-	(312,891)	15,338	-	-	(11,593)	(309,146)	-	-	(309,146)	(22,483)	(331,629)
Dividend paid							(168,064)	(168,064)	-	-	(168,064)	-	(168,064)
Issuance of shares to the
minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	6,522	6,522
Repayment of loans as a result
of the realization by
employees of rights to shares	-	-	-	-	-	-	-	-	-	3,394	3,394	-	3,394
Stock-based compensation
expenses	-	-	-	-	-	6,784	-	6,784	-	-	6,784	23,869	30,653
Dividend to the minority	-	-	-	-	-	-	-	-	-	-	-	(97,770)	(97,770)
Purchase of the minority
interest
Employee share premium		16	-	-	-	-	-	16	-	(16)	-	-	-

June 30, 2008 (Unaudited)	38,032	815,291	(267,019)	28,186	-	39,693	1,052,742	1,706,925	(138,519)	-	1,568,406	1,103,702	2,672,108

ELBIT IMAGING LTD.
INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Attributable to the shareholders of the parent company
	Share capital	Sshare premium	Foreign currency translation adjustments	Hedging reserves	Available for sale reserve	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority interest	Total shareholders equity
	Convenience translation US'000

December 31, 2008	9,705	208,035	(77,665)	(9,472)	(1,041)	11,187	245,119	385,866	(35,345)	-	350,521	271,521	622,042

Comprehensive income (loss)	-	-	25,010	101	109	-	(47,499)	(22,278)	-	-	(22,278)	(3,121)	(25,399)
Stock-based compensation
expenses	-	-	-	-	-	2,192	-	2,192	-	-	2,192	5,736	7,928
Initially consolidated
subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,529	1,529
Issuance of shares to the
minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	15,601	15,601
Purchase of the minority
interest	-	-	-	-	-	-	-	-	-	-	-	(25,125)	(25,125)

June 30, 2009 (unaudited)	9,705	208,035	(52,655)	(9,370)	(932)	13,378	197,620	365,780	(35,345)	-	330,435	266,141	596,576

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months period Ended June 30,		Year ended December 31,	Six months period ended June 30,
	2009	2008	2008	2009
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience translation
	(in thousand NIS)			US$'000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit(loss) for the period	(243,306)	52,460	(24,061)	(62,084)
Income tax expenses (tax benefit) recognized in profit
and loss	(30,032)	(271)	24,736	(7,663)
Finance expenses (income) recognized in profit and loss	166,960	5,460	(63,995)	42,603
Income tax paid in cash	(1,045)	(1,249)	(2,433)	(267)
Discontinued operation	538	(2,992)	(4,934)	137
Depreciation and amortization (including impairment)	88,475	32,627	128,073	22,576
Share in losses of associates, net	7,510	7,820	12,952	1,916
Loss(gain) from realization of assets and liabilities	(876)	1,447	3,335	(223)
Stock based compensation expenses	26,554	25,169	52,566	6,776
Loss from realization of investments in
subsidiaries(Appendix C)	150	-	-	38
Profit from change of shareholding in subsidiaries	(78,258)	199	(49,122)	(19,969)
Investment in initially-consolidated subsidiaries
(Appendix B)	(23,127)	-	-	(5,901)
Others	-	92	1,526	-
Trade accounts receivables	(19,023)	1,113,631	1,383,334	(4,854)
Receivables and other debit balances	13,033	(20,090)	(124,985)	3,325
Long-term receivables	1,746	-	(3,403)	445
Inventories	(6,690)	(6,269)	(9,608)	(1,707)
Trading property	(375,454)	(166,480)	(826,387)	(95,803)
Payment on account of trading property	(12,341)	(16,600)	(141,869)	(3,149)
Suppliers and service providers	(31,809)	(82,170)	52,754	(8,116)
Payables and other credit balances	(36,324)	(139,649)	(193,896)	(9,269)

Net cash provided by (used in) continuing operations	(553,319)	803,135	214,581	(141,189)
Net cash provided by discontinued operating activities	217	(23)	6,075	55

Net cash provided by( used in )operating activities	(553,102)	803,112	220,656	(141,134)

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	Six months period Ended June 30,		Year ended December 31,	Six months period ended June 30,
	2009	2008	2008	2009
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience translation
	(in thousand NIS)			US$'000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant and equipment, investment
property and other assets	(52,930)	(466,610)	(534,805)	(13,506)
Proceeds from realization of property plant and
equipment, investments and loans	1,611	13,647	25,126	410
Proceeds from realization of investments in
subsidiaries (Appendix C)	1,260	-	-	322
Investments in associates and other companies	(2,926)	(1,769)	(3,033)	(747)
Proceeds from realization of long-term deposits and
long-term loans	95,192	-	-	24,290
Investment in long-term deposits and long-term loans	(5,852)	(499,417)	(588,083)	(1,493)
Interest received in cash	42,946	61,178	133,748	10,958
Issuance of shares, by a subsidiary, to its minority
shareholders	-	9,788	9,788	-
Purchase of minority shares in subsidiaries	(35,663)	(21,894)	(51,256)	(9,100)
Short-term deposits and marketable securities, net	22,300	(226,299)	183,469	5,690

Net cash provided by(used in) investing activities	65,938	(1,131,376)	(825,046)	16,824

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	-	(168,064)	(168,064)	-
Dividend paid to minority by a subsidiary	-	(97,770)	(97,770)	-
Interest paid in cash	(124,200)	(125,577)	(333,277)	(31,691)
Proceeds from long-term borrowings	78,691	1,048,105	1,063,991	20,079
Repayment of long-term borrowings	(15,037)	(17,347)	(29,073)	(3,837)
Proceeds from repayments of loans as a result of
realization by employees of rights to shares	-	3,394	3,394	-
Proceed from short-term credit	139,839	201,689	526,739	35,682
Repayment of short-term credit	(17,974)	-	(1,028)	(4,583)

Net cash provided by financing activities	61,319	844,430	964,912	15,650

Increase (decrease) in cash and cash equivalents	(425,845)	516,166	360,522	(108,660)
Cash and cash equivalents
at the beginning of the period	1,690,433	1,416,710	1,416,710	431,342
Net effect on cash due to currency exchange rates
changes	57,283	(136,799)	(86,799)	14,616

Cash and cash equivalents
at the end of the period	1,321,871	1,796,077	1,690,433	337,298

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	Six months period Ended June 30,		Year ended December 31,	Six months period ended June 30,
	2009	2008	2008	2009
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience translation
	(in thousand NIS)			US$'000

Appendix A -
Non-cash transactions

Acquisition of property plant and equipment, investment
property and other assets by credit	3,834	13,311	2,814	978

Settlement of convertible debentures in a subsidiary
into share capital, by the minority	76,052	-	-	19,406

Appendix B -
Initially consolidated subsidiaries

Working capital (excluding cash), net	37,437	-	-	9,552
Investment in associate	2,453	-	-	626
Long term liabilities	(10,770)	-	-	(2,748)
Minority interest	(5,993)	-	-	(1,529)

	23,127	-	-	5,901

Appendix C -
Proceeds from realization of investments in
subsidiaries

Working capital (excluding cash), net	204	-	-	52
Property, plant equipment and other assets	1,206	-	-	308
Loss from realization of subsidiaries	(150)	-	-	(38)

	1,260	-	-	322